UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number: 000-29862

Forum National Investments Ltd.
(Translation of registrant's name into English)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Quarterly Financial Statements for Six Month Ended March 31, 2009.

99.2	Management Discussion and Analysis.

99.3	Form 52-109FV2 - CEO Certification.

99.4	Form 52-109FV2 - CFO Certification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD.
(Registrant)

Date: June 4, 2009	By:	/s/ Daniel Clozza

Daniel Clozza
	Title:	President and Chief Executive Officer

	By:	/s/ Martin Tutschek

Martin Tutschek
	Title:	Chief Financial Officer